

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2021

Anjeza Gjino
Chief Financial Officer
Cyclerion Therapeutics, Inc.
245 First Street, 18th Floor
Cambridge, MA 02142

      Re: Cyclerion Therapeutics, Inc.
           10-K filed February 25, 2021
           File No. 001-38787

Dear Ms. Gjino:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences